March 19, 2009

Via Edgar

Robert S. Littlepage, Jr.
Accounting Branch Chief
US Securities and Exchange Commission
Mail Stop 3720
Washington D.C. 20549

RE:	Anaren, Inc.
Form 10-K for the Year Ended June 30, 2008
Filed September 15, 2008

Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 9, 2009, File No: 0-06620

Dear Mr. Littlepage:

This letter sets forth the responses of Anaren, Inc. (“Anaren” or the “Company”) to your letter dated March 5, 2009 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.  To assist you in your review each response is preceded by a copy (in bold type) of the Comment as stated in your letter.

Form 10-K For Fiscal Year Ended June 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 19

Years Ended June 30, 2008 Compared to Year Ended June 30, 2007, Page 21

Operating Income, Page 22

1.
We note your response to prior comment 1.  Clarify whether this accrual was included within your “warranty accrual” line item on page 53.  In future filings, disclose the information required by paragraph 14 of FIN 45 for your warranty liabilities.

The accrual for the repair was included in the “Warranty Accrual” line item on page 53 in the Company’s Form 10-K for the year ended June 30, 2008.  As requested, the Company will disclose the information required by paragraph 14 of FIN 45 for our warranty liabilities in all future filings with the Commission.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Notes to Consolidated Condensed Financial Statements (Unaudited), page 7

2.
You state that you determined that an error relating to an over-accrued amount in your commission accrual was immaterial.  Using the guidance in SAB 99 and 108, please provide us with a more detailed qualitative and quantitative analysis of this determination for each period affected by this error, including the period in which the correction was recorded.

The following is the company’s SAB 99 and 108 analysis related to the commission accrual error corrected on Form 10-Q filed for the quarter ended December 31, 2008.

(Amounts reported in 000’s, except per share amounts)
Background
Commissions:
During the fiscal 2009 second quarter ended December 31, 2008 closing process, an accounting error related to the over accrual of commission expense was identified during a reconciliation project that was performed to ensure that all reconciliations were supported with an analysis or supporting system schedules.  During this review it was found that the commissions accrual has been a roll-forward reconciliation process which started in the Company’s fiscal year ending June 30, 2006; and the balance has been steadily increasing due to the way the system accounts for commissions.  The accrual rate that was used to record the commissions accrual for distributors was set at the contract rate within the system, rather than the average rate per sales dollar, therefore, increasing the accrual slightly every year for the last several years.  When a sale is made to a distributor, an accrual is made related to the commissions payable, however, a small number of sales to distributors are not subject to any commissions.  The system was not set up to determine what sales require commission payments and what sales do not, and therefore, the system automatically accrues based on sales made to the distributors in total, resulting in an over accrual. The error impacts the accrued liabilities, marketing expense, tax expense, pretax income, and net income for the fiscal years ending June 30, 2006, 2007, and 2008, and the first and second quarter of fiscal year 2009.  The error was corrected and disclosed during the second quarter ended December 31, 2008.

Technical Guidance
Per FAS No. 154, Accounting Changes and Error Corrections. If a correction of an error has a material effect on income before extraordinary items or on net income of the current period before the effect of the change or correction, the treatments and disclosures in Opinion 20 should be followed. This would require reporting the error as a prior period adjustment and restatement of the financial statements. Errors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of the facts that existed at the time the financial statements were prepared. In evaluating the materiality of the correction of the commission accrual, we considered paragraph 29 of APB opinion No. 28, Interim Financial Reporting, which states the following, “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” The Company has assessed the financial impact for the aforementioned year to date periods, and based on the results of the analysis, the Company has concluded that the financial results filed with the Commission for the year ending June 30, 2006, 2007, and 2008, and quarter ending September 30, 2008 do not need to be restated for this error. We believe our analysis of the quantitative impact of the error correction in relation to the projected full 2009 fiscal year results supports our conclusion that the error is immaterial to the full fiscal year. In addition, the disclosures in the quarterly filing on Form 10-Q filed for the period ended December 31, 2008, complied with the guidance outlined in paragraph 29 of APB No. 28 regarding interim reporting.

Quantitative Considerations:
The Company has identified the following relevant financial reporting metrics, and assessed the materiality of the previously undetected misstatement on the aforementioned metrics, on the iron curtain and roll-over methods, for the years ended June 30, 2006, 2007 and 2008, and the quarters ending September 30 and December 31, 2008:
•	Marketing Expense
•	Pretax Income
•	Tax Expense
•	Net Income
•	EPS

	2006	2007	2008	Q1 2009	Q2 2009	YTD 2009
Diluted EPS (as reported)	$0.63	$0.87	$0.61	$0.09	$0.11	$0.21
Diluted EPS (Iron Curtain)	0.63	0.87	0.62	0.11	0.10	0.20
Diluted EPS (Roll-over)	0.63	0.87	0.62	0.10	0.10	0.20
Profit Before Tax (as reported)	$14,260	$20,561	$11,445	$2,063	$1,936	$3,999
Profit Before Tax (Iron Curtain)	14,260	20,709	11,686	2,346	1,661	3,756
Profit Before Tax (Roll-over)	14,260	20,627	11,538	2,105	1,657	3,756

NOTE:
See Appendix (A) for the summary of SAB 99 analysis for the company’s fiscal years ended June 30, 2006, 2007 and 2008 and quarters ended September 30 and December 31, 2008 pertaining to the commission error previously discussed.

Year ended June 30, 2006
Net Income and EPS:
Since the error originated in fiscal 2006, the overstatement of marketing expense was $82, and an understatement of tax expense was $30, resulting in the Company’s net income being understated by $52, which represented 0.5% of total consolidated net income under the iron curtain and roll-over methods.  This error had no effect on EPS under both methods, and the change in net income is not material to the consolidated financial statements as filed.  This change does not skew trends, forecasting, or market judgments which would normally influence investors and the users of the financial statements.

Marketing Expense:
As a result of the above, there was an overstatement of marketing expense by $82 or 1.2% for the year under the iron curtain and roll-over methods,  The impact of this error is not considered material as a percent of that line item on the annual financial statements.

Tax Expense:
As a result of the above, there was an understatement of tax expense by $30 or 0.9% for the year under the iron curtain and roll-over methods. The impact of this error is not considered material as a percent of that line item on the annual financial statements.

Pretax income:
Under the both methods, marketing expense was overstated by $82 and the Company understated its pretax income by $82, which represented 0.6% of total consolidated pretax income for that period.  The impact of this error is not considered material as a percent of that line item on the annual financial statements.

Current Liabilities:
As a result of this error, current liabilities were overstated by $82, or 0.7% for the period.  The impact of this error is not considered material as a percent of that line item on the annual financial statements.

Based on the quantitative analysis above, the financial statement errors at June 30, 2006 and for the year then ended is not considered quantitatively material.

Year ended June 30, 2007
Net Income and EPS:
Under the iron curtain method, the overstatement of marketing expense was $148, and an understatement of tax expense was $53, resulting in the Company’s net income being understated by $95, which represented 0.6% of total consolidated net income.  The roll-over method resulted in an overstatement of marketing expense of $66, and an understatement of tax expense of $24, and the Company’s net income was understated by $42, which represented 0.3% of total consolidated net income. This error had no effect on EPS under both methods, and the change in net income is not material to the consolidated financial statements as filed.  This change does not skew trends, forecasting, or market judgments which would normally influence investors and the users of the financial statements.

Marketing Expense:
As a result of the above, there was an overstatement of marketing expense by $148 and $66, or 2.0% and 0.9% for the year under the iron curtain and roll-over methods, respectively.  The impact of this error is not considered material as a percent of that line item on the annual financial statements.

Tax Expense:
As a result of the above, there was an understatement of tax expense by $53 and $24, or 1.0% and 0.5% for the year under the iron curtain and roll-over methods, respectively. The impact of this error is not considered material as a percent of that line item on the annual financial statements.

Pretax income:
Under the iron curtain method, marketing expense was overstated by $148 and the Company understated its pretax income by $148, which represented 0.7% of total consolidated pretax income for that period.  The roll-over method resulted in an overstatement of Marketing Expense of $66, and the Company understated its pretax income by $66, which represented 0.3% of total consolidated pretax income for that period.  The impact of this error is not considered material as a percent of that line item on the annual financial statements.

Current Liabilities:
As a result of this error, current liabilities were overstated by $148, or 0.8% for the period.  The impact of this error is not considered material as a percent of that line item on the annual financial statements.

Based on the quantitative analysis above, the financial statement errors at June 30, 2007 and for the year then ended is not considered quantitatively material.

Year ended June 30, 2008
Net Income and EPS:
Under the iron curtain method, the overstatement of marketing expense was $241, and the understatement of tax expense of $87, resulting in the Company’s net income being understated by $154, which represented 1.7% of total consolidated net income.  The roll-over method resulted in an overstatement of marketing expense of $93, and the understatement of tax expense of $33, and the Company’s net income was understated by $60, which represented 0.6% of total consolidated net income. There was a .01 understatement on basic and diluted EPS for the year which represents 1.6% of basic and diluted EPS under both methods, and the change in EPS and net income is not material to the consolidated financial statements as filed.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.

Marketing Expense:
As a result of the above, marketing expense was overstated by $241 and $93, or 3.4% 1.3% for the year under the iron curtain and roll-over methods, respectively.  The impact of this error is not considered material as a percent of that line item on the annual financial statements.

Tax Expense:
As a result of the above, tax expense was understated by $87 and 33, or 3.9% and 1.5% for the year under the iron curtain and roll-over methods, respectively.  The impact of this error is not considered material as a percent of that line item on the annual financial statements.

Pretax income:
Under the iron curtain method, marketing expense was overstated by $241, and the Company understated its pretax income by $241, which represented 2.1% of total consolidated pretax income for that period.  The roll-over method resulted in an overstatement of marketing expense of $93, and the Company understated its pretax income by $93, which represented 1.3% of total consolidated pretax income for that period.  The impact of this error is not considered material as a percent of that line item on the annual financial statements.

Current Liabilities:
As a result of the above, current liabilities were overstated by $241, or 1.5% for the period.  The impact of this error is not considered material as a percent of that line item on the annual financial statements

Based on the quantitative analysis above, the financial statement errors at June 30, 2008 and for the year then ended is not considered quantitatively material.

Three months ended September 30, 2008
Net Income and EPS:
Under the iron curtain method, the overstatement of marketing expense was $283, the understatement of tax expense was $102, and the Company’s net income was understated by $181, which represents 2.0% of the Company’s forecasted fiscal 2009 net income amount.  The roll-over method resulted in an overstatement of marketing expense of $42, and understatement of tax expense of $15, and the Company’s net income was understated by $27. There is a $0.02 understatement on basic and diluted EPS for the quarter under the iron curtain method that represents 1.6% of the Company’s forecasted fiscal 2009 EPS amount; and under the roll-over method, there is a $0.01 understatement on basic and diluted EPS for the quarter, which does not impact the EPS amount on a fiscal 2009 basis.  The impact of this error is not quantitatively material to this financial metric on the consolidated statements of earnings for the period indicated under the iron curtain, and is not material on the roll-over method.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements. As such, the Company considers the dollar amount of the adjustment to net income as not quantitatively material when considered in the context of the annual and quarterly financial statements of the Company, and to the users of the financial statements.

Marketing Expense:
As a result of the above, marketing expense was overstated by $283 and $42, which represents 3.0% and 0.4% of the Company’s forecasted fiscal 2009 marketing expense amount under the iron curtain and roll-over methods, respectively.  The impact of this error is not quantitatively material to this financial metric on the consolidated statements of earnings for the period indicated under the iron curtain method, and is not material on the roll-over method.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.  The Company does not consider the dollar amount of the adjustment to be material to the financial statements taken as a whole, and to the users of the financial statements.

Tax Expense:
As a result of the above, tax expense was understated by $102 and $15, which represents 2.5% and 0.4% of the Company’s forecasted fiscal 2009 tax expense amount under the iron curtain and roll-over methods, respectively.  The impact of this error is not quantitatively material to this financial metric on the consolidated statements of earnings for the period indicated under the iron curtain method, and is not material on the roll-over method.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.  The Company does not consider the dollar amount of the adjustment to be material to the financial statements taken as a whole, and to the users of the financial statements.

Pretax income:
Under the iron curtain method, marketing expense was overstated by $283, and the Company understated its pretax income by $283, which represents 2.2% of the Company’s forecasted fiscal 2009 pretax income amount.  The roll-over method resulted in an overstatement of marketing expense of $42 the Company understated its pretax income by $42, which represents 0.3% of the Company’s forecasted fiscal 2009 pretax income amount.  The impact of this error is not quantitatively material to this financial metric on the consolidated statements of earnings for the period indicated under the iron curtain method, and is not material on the roll-over method.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.  The Company does not consider the dollar amount of the adjustment to be material to the financial statements taken as a whole, and to the users of the financial statements.

Current Liabilities:
As a result of the above, current liabilities were overstated by $283, or 1.0% for the period.  The impact of this error is not considered material as a percent of that line item on the quarterly financial statements

Based on the quantitative analysis above, the financial statement error for the aforementioned periods is not material on an iron curtain method nor material on a roll-over method.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.  Based on these facts, and due to the error being accumulated over many prior periods, the Company will not restate the first quarter financial statement ended September 30, 2008.

Three months ended December 31, 2008
Net Income and EPS:
As a result of the understatement of marketing expense of $275 and $285, and overstatement of tax expense of $99 and $103, the Company’s net income was overstated by $176 and $182, which represents 1.9% and 2.0% of the Company’s forecasted fiscal 2009 net income amount, under the iron curtain and roll-over methods, respectively. There was a $0.01 impact on basic and diluted EPS under both methods, which represents 1.6% of the Company’s forecasted fiscal 2009 EPS.  This error is not quantitatively material to the second quarter ended December 31, 2008 on an iron curtain basis and not material on a roll-over basis.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.  As such, the Company considers the dollar amount of the adjustment to net income as not quantitatively material when considered in the context of the annual and quarterly financial statements of the Company, and to the users of the financial statements.

Marketing Expense:
As a result of the above, marketing expense was understated by $275 and $285 or 2.9% and 3.0% of the forecasted yearly marketing expense for fiscal 2009 under the iron curtain and roll-over methods, respectively.  This error is not quantitatively material to the second quarter ended December 31, 2008 on an iron curtain basis and not material on a roll-over basis. This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.

Tax Expense:
As a result of the above, tax expense was overstated by $99 and $103 or 2.4% and 2.5% of the forecasted yearly tax expense for fiscal 2009 under the iron curtain and roll-over methods, respectively.  This error is not quantitatively material to the second quarter ended December 31, 2008 on an iron curtain basis and not material on a roll-over basis.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.

Pretax income:
As a result of the understatement of marketing expense of $275 and $285, the Company overstatement of its pretax income by $275 and $285, which represents 2.1% and 2.2% of the Company’s forecasted fiscal 2009 net income amount, under the iron curtain and roll-over methods, respectively.  This error is not quantitatively material to the second quarter ended December 31, 2008 on an iron curtain basis and not material on a roll-over basis. This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.

Current Liabilities:
As a result of the above adjustment, current liabilities were properly stated at December 31, 2008.

Six months ended December 31, 2008
Net Income and EPS:
As a result of the understatement of marketing expense of $243 and overstatement of tax expense of $87, the Company’s net income was overstated by $156, which represents 1.7% of the Company’s forecasted fiscal 2009 net income amount under both methods. There was a $0.01 impact on basic and diluted EPS under both methods, which represents 1.6% of the Company’s forecasted fiscal 2009 EPS.  This error is not quantitatively material to the second quarter ended December 31, 2008 on an iron curtain basis and not material on a roll-over basis.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.  As such, the Company considers the dollar amount of the adjustment to net income as not quantitatively material when considered in the context of the annual and quarterly financial statements of the Company, and to the users of the financial statements.

Marketing Expense:
As a result of the above, marketing expense was understated by $243 or 2.5% of the forecasted yearly marketing expense for fiscal 2009 under both methods.  This error is not quantitatively material to the second quarter ended December 31, 2008 on an iron curtain basis and not material on a roll-over basis.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.

Tax Expense:
As a result of the above, tax expense was overstated by $87 or 2.1% of the forecasted yearly tax expense for fiscal 2009 under both methods.  This error is not quantitatively material to the second quarter ended December 31, 2008 on an iron curtain basis and not material on a roll-over basis.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.

Pretax income:
As a result of the understatement of marketing expense of $243, the Company overstatement of its pretax income by $243, which represents 1.8% of the Company’s forecasted fiscal 2009 net income amount, under both methods.  This error is not quantitatively material to the second quarter ended December 31, 2008 on an iron curtain basis and not material on a roll-over basis.  This change does not skew any trends or financial metrics normally used by investors or users of the previously filed financial statements.

Current Liabilities:
As a result of the above adjustment, current liabilities were properly stated at December 31, 2008.

Qualitative Considerations:
In evaluating the materiality of these adjustments, various factors were considered as addressed in SAB No. 99 relating to materiality assessment. Specifically we considered the following qualitative points from SAB No. 99:

•
whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate – Starting in fiscal 2006, the Company began rolling forward the estimated commissions accrual for the distributors.  Unknown at the time, this process slightly over accrued the marketing expense over many quarters due to systematic limitations. Inherent in the commissions accrual for distributors, there is some level of imprecision, as future commission payouts are not always indicative of the estimate made at each balance sheet date noted above, however, there could have been a greater level of precision in the way the account was estimated.  As of December 31, 2008, the Company changed the way it reconciled the commissions accrual to enhance the precision level in the account by working with the distributors to obtain information that will assist the Company in the process.  The historical errors were precisely calculated by period for the above analysis and were not material to any year or quarter starting in 2006 through the current quarter, and did not skew the results favorably or unfavorably in a material way that would have affected the average investor’s view of the Company’s performance.

•
whether the misstatement masks a change in earnings or other trends – As discussed, there were no margin trends or earnings that were significantly skewed for the year or quarters in question that would have affected the average investor’s view of the Company’s performance.  The annual period in question for fiscal 2009 is not forecasted to be materially impacted by the error.

•
whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise – The impact to EPS was $0.01 per share in all relevant quarterly periods.  Original analyst expectations were met in all periods prior to and after corrections, and the Company was still in the expected range for the quarter ended December 31, 2008 had the correction entry not been made.

•	whether the misstatement changes a loss into income or vice versa – There are no circumstances where this exists.

•
whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability – The misstatement has no material impact on segmented disclosures, as the commissions that these sales representatives earn on are evenly spread to both segments.

•	whether the misstatement affects the registrant's compliance with regulatory requirements – The correction has no effect on the Company’s compliance with regulatory requirements.

•
whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements – The correction has no effect on the Company’s compliance with loan covenants or other contractual requirements.

•
whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – The misstatement will have an insignificant incremental impact on the management bonus pool for the current year amounting to approximately $8 to $10, and in prior years, there would have been a corresponding decrease amounting to approximately $8 to $10 spread over the fiscal years ending June 30, 2006, 2007, and 2008.

•	whether the misstatement involves concealment of an unlawful transaction – The correction does not in any way involve the concealment of an unlawful transaction.

Conclusion

Based on the results of this analysis, the Company has concluded that the above items applicable to the fiscal years ended June 30, 2006, 2007 and 2008, and quarters ended September 30 and December 31, 2008, are not material both quantitatively and qualitatively.  We believe, based upon our review of analyst’s calls and the lack of stock price movement post our disclosure of this error, that theses differences noted for the preceding filed years and quarters and the correction made in the second quarter and first six months ended December 31, 2008 did not and do not skew trends, forecasting, or market judgments which would normally influence investors and other users of the Company’s financial statements.

This error was discovered through application of the Company’s internal controls review procedures.  There are no significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting (“ICFR”).  The Company is continuously trying to improve these ICFR throughout the operations and seek out errors regardless of magnitude to the financial statements, when these errors are discovered, immediate assessment is performed on the errors to determine magnitude on current and prior periods.

The Company acknowledges that: Anaren is responsible for adequacy and accuracy of the disclosures in its Form 10-K for the fiscal year ended 2008 and in its report on Form 10-Q for the second quarter ended December 31, 2008; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Anaren’s Form 10-K for the fiscal year ended June 30, 2008 and its report on Form 10-Q for the quarterly period ended December 31, 2008; and Anaren may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 315-362-0436 or Joseph Porcello at 315-362-0514 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ George A. Blanton
George A. Blanton
Senior Vice President, Chief Financial Officer and Treasurer

Appendix A
Anaren, Inc.
SAB 99 Commission Accrual Error
Iron Curtain Method

(in 000's)				(in 000's)

2006				2007
6/30/2006				6/30/2007

Pretax Income		Over / (Under) Stated		Pretax Income		Over / (Under) Stated
As reported	14,260			As reported	20,561
should have been	14,342	$(82)	0.6%	should have been	20,709	$(148)	0.7%

Marketing				Marketing
As reported	$7,036			As reported	$7,416
Should have been	6,954	$82	-1.2%	Should have been	7,268	$148	-2.0%

Tax Expense				Tax Expense
As reported	$3,252			As reported	$5,211
Should have been	3,282	$(30)	0.9%	Should have been	5,264	$(53)	1.0%

Effective Tax Rate				Effective Tax Rate
As reported	22.8%			As reported	25.3%
Should have been	22.9%	-0.1%	0.3%	Should have been	25.4%	-0.1%	0.3%

Net Income				Net Income
As reported	$11,099			As reported	$15,350
Should have been	11,151	$(52)	-0.5%	Should have been	15,445	$(95)	-0.6%

EPS				EPS
Shares				Shares
Basic	17,156,720			Basic	17,318,508
Diluted	17,682,231			Diluted	17,720,723

Basic EPS				Basic EPS
As reported	$0.65			As reported	$0.89
Should have been	$0.65	$-	0.0%	Should have been	$0.89	$-	0.0%

Diluted EPS				Diluted EPS
As reported	$0.63		0.0%	As reported	$0.87		0.0%
Should have been	$0.63	$-		Should have been	$0.87	$-

Current Liabilities		Over / (Under) Stated		Current Liabilities		Over / (Under) Stated
As reported	12,010			As reported	18,929
should have been	11,928	$82	-0.7%	should have been	18,781	$148	-0.8%

Anaren, Inc.
SAB 99 Commission Accrual Error
Iron Curtain Method

(in 000's)				(in 000's)

2008				Q1 2009
6/30/2008				9/30/2008

Pretax Income		Over / (Under) Stated		Pretax Income		Over / (Under) Stated
As reported	11,445			As reported	2,063
should have been	11,686	$(241)	2.1%	should have been	2,346	$(283)	13.7%

Marketing				Marketing
As reported	$7,018			As reported	$2,093
Should have been	6,777	$241	-3.4%	Should have been	1,810	$283	-13.5%

Tax Expense				Tax Expense
As reported	$2,212			As reported	$722
Should have been	2,299	$(87)	3.9%	Should have been	824	$(102)	14.1%

Effective Tax Rate				Effective Tax Rate
As reported	19.3%			As reported	35.0%
Should have been	19.7%	-0.3%	1.8%	Should have been	35.1%	-0.1%	0.3%

Net Income				Net Income
As reported	$9,233			As reported	$1,341
Should have been	9,387	$(154)	-1.7%	Should have been	1,522	$(181)	-13.5%

EPS				EPS
Shares				Shares
Basic	14,826,795			Basic	14,130,827
Diluted	15,067,711			Diluted	14,267,831

Basic EPS				Basic EPS
As reported	$0.62			As reported	$0.09
Should have been	$0.63	$(0.01)	-1.6%	Should have been	$0.11	$(0.02)	-22.2%

Diluted EPS				Diluted EPS
As reported	$0.61		-1.6%	As reported	$0.09		-22.2%
Should have been	$0.62	$(0.01)		Should have been	$0.11	$(0.02)

Current Liabilities		Over / (Under) Stated		Current Liabilities		Over / (Under) Stated
As reported	15,619			As reported	27,636
should have been	15,378	$241	-1.5%	should have been	27,353	$283	-1.0%

Anaren, Inc.
SAB 99 Commission Accrual Error
Iron Curtain Method

(in 000's)				(in 000's)

Q2 2009				YTD 2009 and Full Year Forecasted 2009
12/31/2008				12/31/2008

Pretax Income		Over / (Under) Stated		Pretax Income		Over / (Under) Stated
As reported	1,936			As reported	3,999
should have been	1,661	$275	-14.2%	should have been	3,756	$243	-6.1%
				Forecasted Full Year	13,144		1.8%
Marketing				Marketing
As reported	$2,052			As reported	4,145
Should have been	2,327	$(275)	13.4%	Should have been	4,388	$(243)	5.9%
				Forecasted Full Year
Tax Expense				Tax Expense
As reported	$352			As reported	1,074
Should have been	253	$99	-28.1%	Should have been	987	$87	-8.1%
				Forecasted Full Year	4,073		2.1%
Effective Tax Rate				Effective Tax Rate
As reported	18.2%			As reported	26.9%
Should have been	15.2%	3.0%	-16.2%	Should have been	26.3%	0.6%	-2.2%

Net Income				Net Income
As reported	$1,584			As reported	2,925
Should have been	1,408	$176	11.1%	Should have been	2,769	$156	5.3%
				Forecasted Full Year	9,071		1.7%

EPS				EPS
Shares				Shares
Basic	13,803,554			Basic	13,967,191
Diluted	13,974,313			Diluted	14,121,072

Basic EPS				Basic EPS
As reported	$0.11			As reported	$0.21
Should have been	$0.10	$0.01	9.1%	Should have been	$0.20	$0.01	4.8%
				Forecasted Full Year	$0.65		1.5%
Diluted EPS				Diluted EPS
As reported	$0.11		9.1%	As reported	$0.21		4.8%
Should have been	$0.10	$0.01		Should have been	$0.20	$0.01
				Forecasted Full Year	$0.64		1.6%

Current Liabilities		Over / (Under) Stated		Current Liabilities		Over / (Under) Stated
As reported	26,339			As reported	26,339
should have been	26,339	$-	0.0%	should have been	26,339	$-	0.0%

Anaren, Inc.
SAB 99 Commission Accrual Error
Rollover Method

(in 000's)				(in 000's)

2006				2007
6/30/2006				6/30/2007

Pretax Income		Over / (Under) Stated		Pretax Income		Over / (Under) Stated
As reported	14,260			As reported	20,561
should have been	14,342	$(82)	0.6%	should have been	20,627	$(66)	0.3%

Marketing				Marketing
As reported	$7,036			As reported	$7,416
Should have been	6,954	$82	-1.2%	Should have been	7,350	$66	-0.9%

Tax Expense				Tax Expense
As reported	$3,252			As reported	$5,211
Should have been	3,282	$(30)	0.9%	Should have been	5,235	$(24)	0.5%

Effective Tax Rate				Effective Tax Rate
As reported	22.8%			As reported	25.3%
Should have been	22.9%	-0.1%	0.3%	Should have been	25.4%	0.0%	0.1%

Net Income				Net Income
As reported	$11,099			As reported	$15,350
Should have been	11,151	$(52)	-0.5%	Should have been	15,392	$(42)	-0.3%

EPS				EPS
Shares				Shares
Basic	17,156,720			Basic	17,318,508
Diluted	17,682,231			Diluted	17,720,723

Basic EPS				Basic EPS
As reported	$0.65			As reported	$0.89
Should have been	$0.65	$-	0.0%	Should have been	$0.89	$-	0.0%

Diluted EPS				Diluted EPS
As reported	$0.63		0.0%	As reported	$0.87		0.0%
Should have been	$0.63	$-		Should have been	$0.87	$-

Current Liabilities		Over / (Under) Stated		Current Liabilities		Over / (Under) Stated
As reported	12,010			As reported	18,929
should have been	11,928	$82	-0.7%	should have been	18,863	$66	-0.3%

Anaren, Inc.
SAB 99 Commission Accrual Error
Rollover Method

(in 000's)				(in 000's)

2008				Q1 2009
6/30/2008				9/30/2008

Pretax Income		Over / (Under) Stated		Pretax Income		Over / (Under) Stated
As reported	11,445			As reported	2,063
should have been	11,538	$(93)	0.8%	should have been	2,105	$(42)	2.0%

Marketing				Marketing
As reported	$7,018			As reported	$2,093
Should have been	6,925	$93	-1.3%	Should have been	2,051	$42	-2.0%

Tax Expense				Tax Expense
As reported	$2,212			As reported	$722
Should have been	2,245	$(33)	1.5%	Should have been	737	$(15)	2.1%

Effective Tax Rate				Effective Tax Rate
As reported	19.3%			As reported	35.0%
Should have been	19.5%	-0.1%	0.7%	Should have been	35.0%	0.0%	0.1%

Net Income				Net Income
As reported	$9,233			As reported	$1,341
Should have been	9,293	$(60)	-0.6%	Should have been	1,368	$(27)	-2.0%

EPS				EPS
Shares				Shares
Basic	14,826,795			Basic	14,130,827
Diluted	15,067,711			Diluted	14,267,831

Basic EPS				Basic EPS
As reported	$0.62			As reported	$0.09
Should have been	$0.63	$(0.01)	-1.6%	Should have been	$0.10	$(0.01)	-11.1%

Diluted EPS				Diluted EPS
As reported	$0.61		-1.6%	As reported	$0.09		-11.1%
Should have been	$0.62	$(0.01)		Should have been	$0.10	$(0.01)

Current Liabilities		Over / (Under) Stated		Current Liabilities		Over / (Under) Stated
As reported	15,619			As reported	27,636
should have been	15,526	$93	-0.6%	should have been	27,594	$42	-0.2%

Anaren, Inc.
SAB 99 Commission Accrual Error
Rollover Method

(in 000's)				(in 000's)

12/31/2008				12/31/2008

Pretax Income		Over / (Under) Stated		Pretax Income		Over / (Under) Stated
As reported	1,936			As reported	3,999
should have been	1,651	$285	-14.7%	should have been	3,756	$243	-6.1%
				Forecasted Full Year	13,144		1.8%
Marketing				Marketing
As reported	$2,052			As reported	4,145
Should have been	2,337	$(285)	13.9%	Should have been	4,388	$(243)	5.9%
				Forecasted Full Year	9,584		-2.5%
Tax Expense				Tax Expense
As reported	$352			As reported	1,074
Should have been	249	$103	-29.1%	Should have been	987	$87	-8.1%
				Forecasted Full Year	4,073		2.1%
Effective Tax Rate				Effective Tax Rate
As reported	18.2%			As reported	26.9%
Should have been	15.1%	3.1%	-16.9%	Should have been	26.3%	0.6%	-2.2%

Net Income				Net Income
As reported	$1,584			As reported	2,925
Should have been	1,402	$182	11.5%	Should have been	2,769	$156	5.3%
				Forecasted Full Year	9,071		1.7%

EPS				EPS
Shares				Shares
Basic	13,803,554			Basic	13,967,191
Diluted	13,974,313			Diluted	14,121,072

Basic EPS				Basic EPS
As reported	$0.11			As reported	$0.21
Should have been	$0.10	$0.01	9.1%	Should have been	$0.20	$0.01	4.8%
				Forecasted Full Year	$0.65		1.5%
Diluted EPS				Diluted EPS
As reported	$0.11		9.1%	As reported	$0.21
Should have been	$0.10	$0.01		Should have been	$0.20	$0.01	4.8%
				Forecasted Full Year	$0.64		1.6%

Current Liabilities		Over / (Under) Stated		Current Liabilities		Over / (Under) Stated
As reported	26,339			As reported	26,339
should have been	26,339	$-	0.0%	should have been	26,339	$-	0.0%